September 21, 2020

Via Edgar CORRESPONDENCE

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Acceleration Request Crexendo, Inc. Registration Statement (File No. 333-248767)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Crexendo, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-1 (File No. 333-248767) of the Registrant (as amended, the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on September 23, 2020, or as soon thereafter as may be practicable.

The Registrant respectfully requests that it be notified of the effectiveness of the Registration Statement by a telephone call to its counsel, Squire Patton Boggs (US) LLP, by calling Matthew M. Holman at (602) 528-4083. The Registrant hereby authorizes Mr. Holman to orally modify or withdraw this request for acceleration.

Please also provide a copy of the Securities and Exchange Commission’s order declaring the Registration Statement effective to Mr. Holman via email to matthew.holman@squirepb.com or facsimile to (602) 253-8129 and via mail c/o Squire Patton Boggs (US) LLP, 1 E. Washington St., Suite 2700, Phoenix, Arizona 85004.

Very truly yours,

CREXENDO, INC.

By:	/s/ Ron Vincent
Ron Vincent
Chief Financial Officer

cc: Matthew M. Holman, Esq.